FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February 2002

CRYSTAL SYSTEMS SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X....   Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes........   No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

Attached to the Registrant's Form 6-K for the month of February 2002 and incorporated by reference herein is the Registrant's immediate report dated February17, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTAL SYSTEMS SOLUTIONS LTD.
(Registrant)

By: ____________________
Iris Yahal
Chief Financial Officer

Dated: Feb-17-, 2002

Crystal Systems Solutions Ltd. today announces Fourth Quarter and Year-End 2001 results.

Herzelia, Israel (Business Wire), February 14, 2002, Crystal Systems Solutions Ltd. (NASDAQ: CRYS), a global provider of leading software products and tools for the modernization of existing legacy applications, today released financial results for the fourth quarter and year ended December 31, 2001.

Revenues for the fourth quarter were US$8.1 million and the pro-forma EBITDA loss was US$470 thousand. Compared to previous quarters' losses of US$1.3 million and US$877 thousand in the second and third quarters respectively, this represents a sequential EBITDA recovery trend. The Company's as-reported net loss for the quarter, which includes amortization effects and special items, was US$6.8 million, or US$0.69 loss per share.

For the year ended December 31, 2001, revenues were US$38.4 million as compared to US$49.2 million in the previous year. Pro-forma loss was US$6.6 million as compared to a pro-forma profit of US$2.1 million in the previous year. The as-reported net loss for the year was US$14.7 million as compared to a net income of US$3.1 million in the comparable year.

The Company's as-reported FY 2001 results, presented in accordance with GAAP, were materially affected by the implementation of its restructuring plan, resulting in non-recurring special expenses that include: US$2.8 million of restructuring costs, write-down of an investment of US$2.5 million, and goodwill impairment of US$1.7 million related to an acquisition.

"The results of the fourth quarter summarize a turn-around year for Crystal. The Company has gone through an intense positioning and restructuring process based on its market analysis and evaluation of its technological strengths," said Mr. Gad Goldstein, Crystal's Chairman of the Board.

Crystal is now focused on providing leading software products and tools for the modernization and e-development of legacy information systems, enabling its customers to maintain a high return on IT investment and progress towards achieving a competitive edge.
Through its subsidiary Mainsoft, the Company specifically targets the growing demand for enabling software to run on a variety of deployment platforms. Using Mainsoft's porting products, cross-platform issues are addressed during the application development process. Leading Web Services platforms such as Microsoft's .NET and Sun's J2EE generate the demand for bridging the gap between different architectures, and Mainsoft has the expertise to address this growing need of the software development industry.

Commenting on Crystal's financial results, Mr. Goldstein said: "Over the last year, the Company gradually withdrew from low margin and short term activities not related to its core technology. Fourth quarter revenues, although being lower than in the previous quarter, were all generated from projects based on its generic products and tools. Fourth quarter revenues do not include any business directly related to euro currency conversions, or to any other "narrow window" opportunities. Crystal and its subsidiary Mainsoft are now intensely focused on the realization of their high potential "order pipe-line," which includes large global and national financial and insurance institutions as well as leading international software vendors."

"In addition, FY 2001 was a year of cost containment. The Company went through a restructuring process that resulted in a revised expense structure, which reduced the operating breakeven level. We believe that the measures taken in FY 2001 established the elements for our sound and stable positioning and will enable Crystal to streamline its model, and better focus on its business development targets. Our FY 2002 goals are to achieve market awareness, leading to improved margins and profitability," concluded Mr. Goldstein.

Conference Call Details:
Gad Goldstein, Chairman of the Board, and Iris Yahal, Chief Financial Officer, will discuss the fourth quarter and year-end results and will be available to answer questions. The conference call will be held on:

Thursday, February 14, 2002 at 12:00 P.M. (EST).

Interested parties are welcome to call the telephone numbers listed below, five to ten minutes prior to the start of the conference call.

In the US call: (888) 273-9891

Outside the US call: (612) 332-0720

Callers should reference "Crystal Systems Solutions Fourth Quarter Results" to the AT&T conference call operator.
An automated replay of the conference call will be available from February 14th 10:30 P.M. until February 16th at 11:59 P.M. (EST). To access the replay, please call (USA) 1-800-475-6701 (International) 1-320-365-3844 and enter Crystal's access code of 627461.

About Crystal Systems Solutions

Crystal Systems Solutions Ltd. is a global provider of leading software products and tools for the modernization and e-development of existing information systems.
Crystal enables organizations to increase revenues and reduce costs by facilitating a better understanding of their IT environment, automated transformation of existing IT assets and enabling new technology-based business channels.
Crystal Systems Solutions Ltd. has more than a decade of experience in transforming and modernizing legacy environments to today's technologies. Crystal has built its renovation and modernization expertise, based on in-house developed technologies, through the successful completion of projects for many prestigious, Fortune 1000 companies, establishing its competency and achieving global recognition and presence.

Crystal Systems Solutions is a member of the Formula Group (NASDAQ:FORTY). The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based solutions.

For more information, please visit our web site at http://www.crystal-sys.com.

Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability

to manage the Company's growth, the ability to recruit and train software personnel, and the ability to develop new business lines.

All names and trademarks are their owner's property.

Contact: Iris Yahal +972-9-9600233

PRO FORMA CONSOLIDATED STATEMENT OF INCOME
(In thousands, except per-share data)

Excluding Amortization of Goodwill, Goodwill impairment, Restructuring costs & Non-recurring expenses, Write-down of an Investment and capital gains

	Three months ended December 31		Year ended December 31	
	2001	2000	2001	2000
	Unaudited		Unaudited	
Revenues	$8,097	$12,612	$38,438	$49,245
Cost of revenues	3,481	5,105	17,722	20,065
Gross profit	4,616	7,507	20,716	29,180
Software development costs	1,912	2,157	8,868	9,487
Selling, general and administrative expenses	3,174	3,662	16,199	14,650
	(470)	1,688	(4,351)	5,043
Depreciation	310	408	1,495	1,427
Operating income (loss)	(780)	1,280	(5,846)	3,616
Financial income (expenses), net	(13)	(10)	(62)	1,370
Other income (loss), net	15	16	(149)	66
Income (loss) before taxes	(778)	1,286	(6,057)	5,052
Taxes on income	37	97	115	184
	(815)	1,189	(6,172)	4,868
Minority interest	(122)	(229)	863	(1,700)
Equity in losses of affiliated companies, net	(526)	(215)	(1,304)	(1,114)
Net income (loss)	(1,463)	$745	(6,613)	$2,054
Basic earnings per share	$(0.15)	$0.07	$(0.67)	$0.20
Diluted earnings per share	$(0.15)	$0.07	$(0.67)	$0.20
Common shares outstanding	9,842	10,101	9,872	10,149
Common shares assuming dilution	9,842	10,177	9,893	10,363

CONSOLIDATED BALANCE SHEETS
(In thousands)

ASSETS	December 31 Audited 2001	2000
CURRENT ASSETS:		
Cash and cash equivalents	$9,374	$12,086
Marketable securities	574	5,074
Accounts receivable:		
Trade	12,171	21,640
Other	2,253	4,706
Total current assets	24,372	43,506
INVESTMENTS	8,053	7,898
FIXED ASSETS		
Cost	9,799	10,175
Less - accumulated depreciation	6,449	5,972
Total fixed assets	3,350	4,203
OTHER ASSETS, NET	18,892	13,530
Total assets	$54,667	$69,137

LIABILITIES AND SHAREHOLDERS' EQUITY	2001	2000
CURRENT LIABILITIES:		
Short-term bank credit	$1,827	$1,015
Accounts payable and accruals:		
Trade	4,252	3,841
Other	6,930	8,134
Restructuring accrual	734	–
Total current liabilities	13,743	12,990
LONG-TERM LIABILITIES:		
Accrued severance pay, net	702	818
Loans from banks and others	734	34
Total long-term liabilities	1,436	852
MINORITY INTEREST	3,956	3,886
Share capital	23	23
Capital surplus	40,785	40,632
Retained earnings	9,194	23,906
	50,002	64,561
Cost of Company shares held by subsidiaries (1,766,100 shares)	(14,470)	(13,152)
	35,532	51,409
Total liabilities and shareholders' equity	$54,667	$69,137

CONSOLIDATED STATEMENT OF INCOME
(In thousands, except per-share data)

	Three months ended December 31		Year ended December 31	
	2001	2000	2001	2000
	Unaudited		Audited	
Revenues	$8,097	$12,612	$38,438	$49,245
Cost of revenues	3,481	5,105	17,722	20,065
Gross profit	4,616	7,507	20,716	29,180
Software development costs	1,912	2,157	8,868	9,487
Selling, general and administrative expenses	3,174	3,662	16,199	14,650
	(470)	1,688	(4,351)	5,043
Depreciation	310	408	1,495	1,427
Amortization of goodwill	489	364	1,825	1,384
Goodwill impairment, Restructuring costs & Non-recurring expenses	2,356	—	4,467	—
Operating Income (loss)	(3,625)	916	(12,138)	2,232
Financial income (expenses), net	(13)	(10)	(62)	1,370
Write-down of an investment	(2,500)	—	(2,500)	—
Other income, net	15	346	544	2,510
Income (loss) before taxes	(6,123)	1,252	(14,156)	6,112
Taxes on income	37	97	115	184
	(6,160)	1,155	(14,271)	5,928
Minority interest	(122)	(229)	863	(1,700)
Equity in losses of affiliated companies, net	(526)	(215)	(1,304)	(1,114)
Net income (loss)	(6,808)	$711	(14,712)	$3,114
Basic earnings per share	$(0.69)	$0.07	$(1.49)	$0.31
Diluted earnings per share	$(0.69)	$0.07	$(1.49)	$0.30
Common shares outstanding	9,842	10,101	9,872	10,149
Common shares assuming dilution	9,842	10,177	9,893	10,363